Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2019

1.	Important Notice

1.1.

The Board of Directors, the Supervisory Committee and the Directors, Supervisors and Senior Management of PetroChina Company Limited (the “Company”) warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2.	This quarterly report has been approved at the fifth meeting of the Board of Directors of the Company in 2019. All Directors have attended the meeting of the Board of Directors.

1.3.

Mr. Wang Yilin, Chairman of the Board of Directors of the Company, Mr. Hou Qijun, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The third quarterly report of the Company is unaudited.

2.	Basic Information of the Company

2.1	Key Financial Data
2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,700,922	2,440,877	10.7
Equity attributable to owners of the Company	1,225,255	1,213,783	0.9

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	239,396	259,054	(7.6)

						Unit: RMB Million
	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2019	2018	Changes over the same period of the preceding year (%)	2019	2018	Changes over the same period of the preceding year (%)
Revenue	618,143	607,080	1.8	1,814,402	1,726,717	5.1
Profit attributable to owners of the Company	8,830	21,220	(58.4)	37,253	48,661	(23.4)
Return on net assets (%)	0.72	1.74	(1.02) percentage points	3.04	4.00	(0.96 percentage point )
Basic earnings per share (RMB Yuan)	0.048	0.116	(58.4)	0.204	0.266	(23.4)
Diluted earnings per share (RMB Yuan)	0.048	0.116	(58.4)	0.204	0.266	(23.4)

Note:

In the first three quarters of 2019, due to the implementation of the new lease standards, and the acquisition of the equity of Dalian West Pacific Petrochemical Co., Ltd. consolidated for accounting treatment under the same control, the relevant indicators of the beginning of the year and the same period of the previous year were retrospectively adjusted by the Group.

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,701,213	2,441,169	10.7
Equity attributable to equity holders of the Company	1,225,538	1,214,067	0.9

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows used for operating activities	239,396	259,054	(7.6)

						Unit: RMB Million
Items	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
	2019	2018	Changes over the same period of the preceding year (%)	2019	2018	Changes over the same period of the preceding year (%)
Operating income	618,143	607,080	1.8	1,814,402	1,726,717	5.1
Net profit attributable to equity holders of the Company	8,862	21,219	(58.2)	37,282	48,658	(23.4)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	10,272	28,135	(63.5)	40,658	58,715	(30.8)
Weighted average return on net assets (%)	0.73	1.76	(1.03) percentage points	3.06	4.04	(0.98) percentage point
Basic earnings per share (RMB Yuan)	0.048	0.116	(58.2)	0.204	0.266	(23.4)
Diluted earnings per share (RMB Yuan)	0.048	0.116	(58.2)	0.204	0.266	(23.4)

Unit: RMB Million
Non-recurring profit/loss items	For the nine months ended September 30, 2019 profit/(loss)
Net profit or loss on disposal of non-current assets	(2,826)
Government grants recognised in the income statement	755
Reversal of provisions for bad debts against receivables	719
Net profit or loss arising from disposal of subsidiary	111
Other non-operating income and expenses	(2,946)

Sub-total	(4,187)

Tax impact of non-recurring profit/loss items	774
Impact of non-controlling interests	37

Total	(3,376)

2.1.3	Differences between CAS and IFRS

✓ Applicable      ☐ Inapplicable

The consolidated net profit for the nine months ended September 30, 2019 under IFRS and CAS were RMB53,475 million and RMB53,537 million, respectively, with a difference of RMB62 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,432,617 million and RMB1,432,901 million, respectively, with a difference of RMB284 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (中國石油天然氣集團公司, now renamed 中國石油天然氣集團有限公司 on 19 December 2017, “CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2

Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Holders of Shares Without Selling Restrictions) as at the End of the Reporting Period

Number of shareholders as at the end of the reporting period	610,397 shareholders including 603,957 holders of A shares and 6,440 holders of H shares (including 163 holders of the American Depository Shares)

Shareholdings of the top ten shareholders
Name of shareholders	Nature of shareholder	Percentage of Shareholdings (%)	Number of shares held		Number of shares with selling restrictions	Number of pledged or frozen shares
CNPC	State-owned	80.56	147,442,339,136	(1)	0	0
HKSCC Nominees Limited(2)	Overseas Legal Person	11.42	20,894,602,698	(3)	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned Legal Person	2.09	3,819,987,625		0	3,819,987,625
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned Legal Person	1.12	2,051,488,603		0	2,051,488,603
China Securities Finance Corporation Limited	State-owned Legal Person	0.62	1,139,138,704		0	0
Beijing Chengtong Financial Holding Investment Co., Ltd.	State-owned Legal Person	0.49	902,739,556		0	0
Guoxin Investment Co., Ltd.	State-owned Legal Person	0.44	797,794,036		0	0
China Baowu Steel Group Corporation Limited	State-owned Legal Person	0.34	624,000,000		0	0
China Merchants Bank Co., Ltd.－Bose CSI Central SOE Innovation-driven ETF Securities Investment Fund (4)	Other	0.15	271,701,100		0	0
Hong Kong Securities Clearing Company Limited ( the “HKSCC”) (5)	Overseas Legal Person	0.13	239,379,010		0	0

Shareholdings of the top ten shareholders without selling restrictions
Name of shareholders	Number of shares held	Type of shares
CNPC	147,442,339,136	A shares
HKSCC Nominees Limited	20,894,602,698	H shares
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,987,625	A shares
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,603	A shares
China Securities Finance Corporation Limited	1,139,138,704	A shares
Beijing Chengtong Financial Holding Investment Co., Ltd.	902,739,556	A shares
Guoxin Investment Co., Ltd.	797,794,036	A shares
China Baowu Steel Group Corporation Limited	624,000,000	A shares
China Merchants Bank Co., Ltd. - Bosera CSI Central SOE Innovation-driven ETF Securities Investment Fund	271,701,100	A shares
HKSCC	239,379,010	A shares

Statement on the connection or activities acting in concert among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and HKSCC that are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and HKSCC Nominees Limited, HKSCC and China Securities Finance Corporation Limited that are shareholders of ordinary shares of China Merchants Bank Co., Ltd., the Company is not aware of any connection among or between the other top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

Notes: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total issued shares of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

On September 18, 2019, CNPC transferred 155,103,300 A shares in total of the Company to Bosera Asset Management Co., Ltd., Harvest Fund Management Co., Ltd. and GF Fund Management Co., Ltd. in exchange for shares of Central SOE Innovation-driven ETF Securities Investment Fund.

(5)

HKSCC is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

2.3

Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the End of the Reporting Period

☐ Applicable        ✓ Inapplicable

2.4	Business Review

In the first three quarters of 2019, the world economic and trade environment became even more severe and complicated and the economic growth generally slowed down, with comparatively more downward pressure. China’s economy maintained its steady and progressive development with an increase of 6.2% in the GDP as compared with the same period of last year. Its economic operations were maintained in a reasonable range with a certain downward pressure. The demand and supply in the global oil market was generally abundant. The international oil prices fluctuated with a falling tendency after a continuous rise at the beginning of the year and the average price decreased as compared with the same period of last year. The average spot price of North Sea Brent crude oil and the average spot price of the West Texas Intermediate (“WTI”) crude oil were US$64.59 per barrel and US$57.08 per barrel, respectively, representing a decrease of 10.5% and 14.7% as compared with the same period of last year, respectively. The domestic refined products market was of abundant supply and demand, with intensified overcapacity and fierce competition. The market demand for natural gas continued to grow but at a slowing-down rate.

Facing the complex and difficult operating situations domestically and abroad, the Group adhered to the requirements for high-quality development, pursued to its guidelines of steady development, strengthened organization of production and operations, pushed forward business structural adjustment, promoted reform and innovation, and continued to make more efforts in broadening sources of income, reducing costs and improving efficiency, thus having achieved controlled production and operation. Due to reduction in international oil price and intensified competition in the domestic refined oil market, its operating results decreased as compared with the same period of last year. In the first three quarters of 2019, under IFRS, the Group achieved the revenue of RMB1,814,402 million and the net profit attributable to owners of the Company of RMB37,253 million, representing an increase of 5.1% and a decrease of 23.4%, respectively, as compared with the same period of last year. The financial position of the Group stayed stable. The cash flow was favorable and the free cash flow continued to be positive.

In respect of domestic exploration and production business, the Group took initiative in promoting and implementing the speed-up plan of exploration and development and expanded investment in risk exploration in new fields and key areas, thus making significant progress in the exploration of unconventional oil and gas. Significant discovery was made in Chang 7 oil source bed exploration in Ordos Basin, and significant progress was also made in shale gas exploration in Sichuan Basin. In respect of overseas oil and gas business, the Group strengthened the management and risk controls of key projects, organized the production and operation in an orderly way. In the first three quarters of 2019, the crude oil output of the Group amounted to 682.7 million barrels, representing an increase of 2.9% as compared with the same period of last year. The marketable natural gas output of the Group amounted to 2,892.8 billion cubic feet, representing an increase of 8.7% as compared with the same period of last year. The oil and gas equivalent output was 1,165.0 million barrels, representing an increase of 5.2% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 1,005.0 million barrels, representing an increase of 5.0% as compared with the same period of last year and the overseas oil and gas equivalent output was 160.0 million barrels, representing an increase of 7.0% as compared with the same period of last year. In the first three quarters of 2019, in the exploration and production segment, the Group took proactive measures to pursue its low-cost strategy and devoted major efforts to promoting the guidelines of broadening sources of income, reducing cost and improving efficiency. The unit oil and gas lifting cost was US$11.28 per barrel, representing a decrease of 1.7% as compared with the same period of last year. Benefiting from the combined effect of such factors as increase in sales volume of crude oil and the increase in both sales volume and price of natural gas, the exploration and production segment achieved an operating profit of RMB76,935 million, representing an increase of 32.9% as compared with RMB57,884 million for the same period of last year and thus maintained as the primary profitable segment of the Group.

In respect of refining and chemicals, the Group proactively responded toward market change, pushed forward structural adjustment and transformation and upgrading, kept optimizing the allocation of resources and the structure of products, increased the production of marketable and highly profitable products. The Group maintained the high workload production of its chemical production facilities and, while certain of its petrochemical facilities were under routine overhaul, its output of commercialized petrochemical products increased 786 thousand tons as compared with the same period of last year. The Group strengthened benchmarking analysis and control over costs and expenses. In the first three quarters of 2019, the Group processed 905.9 million barrels of crude oil, representing an increase of 4.3% as compared with the same period of last year. The Group produced 86.583 million tons of gasoline, diesel and kerosene, representing an increase of 6.2% as compared with the same period of last year. However, due to such factors as overcapacity in the domestic refining and chemicals industry, reduced profitability and decrease in price of chemical products, in the first three quarters of 2019, the refining and chemicals segment achieved an operating profit of RMB7,133 million, representing a decrease of 81.7% as compared with RMB38,906 million for the same period of last year, of which the refining operations achieved an operating profit of RMB3,410 million, representing a decrease of 88.7% as compared with RMB30,051 million for the same period of last year, and the chemicals operations achieved an operating profit of RMB3,723 million, representing a decrease of 58.0% as compared with RMB8,855 million for the same period of last year.

In respect of marketing, the Group highlighted market analysis and research and judgement, improved marketing strategies, made more efforts in marketing activities, accurately grasped the sales pace and ensured that the resources flow to the high-efficiency markets. The Group also strengthened its expansion in overseas market, ensured a smooth operation of the industrial chain and increase the efficiency and profitability of the industrial chain. In the first three quarters of 2019, the segment sold 138.680 million tons of gasoline, kerosene and diesel, representing an increase of 1.106 million tons or 0.8% as compared with the same period of last year. However, due to such factors as overcapacity, intensified competition in domestic refined oil market and downward trend of the availability of price rate, the marketing segment achieved an operating profit of RMB422 million, representing a decrease of 93.4% as compared with RMB6,424 million for the same period of last year.

In respect of natural gas and pipeline, the Group emphasized the orientation of efficiency and profitability, actively optimized the structure of gas sources, prioritized the marketing of self-produced natural gas to ensure the full sales of it, arranged the procurement of other domestic gas sources and imported gas properly, and strived to control the procurement costs; the Group also optimized marketing strategy, strengthened market development, improved profitability and strengthened the safety management of pipelines to ensure the profitability and efficiency of pipeline operation. In the first three quarters of 2019, as a result of such factors as the change in the price and sales of natural gas as compared with the same period of last year, the natural gas and pipeline segment achieved an operating profit of RMB21,950 million, representing an increase of 11.3% as compared with RMB19,719 million for the same period of last year. As a result of the change in foreign exchange rates and the increase in procurement costs, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB21,764 million, representing an increase in loss of RMB1,807 million as compared with the same period of last year. The Group will make further efforts in loss-control of imported gas.

In the first three quarters of 2019, the average realised price for crude oil of the Group was US$61.49 per barrel, representing a decrease of 9.5% as compared with the same period of last year, of which the domestic realised price was US$61.40 per barrel, representing a decrease of 7.9% as compared with the same period of last year. The average realised price for natural gas was US$5.49 per thousand cubic feet, representing a decrease of 4.0% as compared with the same period of last year, of which the domestic realised price was US$5.94 per thousand cubic feet, representing an increase of 0.7% as compared with the same period of last year.

Summary of Key Operating Data for the First Three Quarters of 2019

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2019	2018
Crude oil output	Million barrels	682.7	663.3	2.9
of which: domestic	Million barrels	556.9	549.2	1.4
overseas	Million barrels	125.8	114.1	10.3
Marketable natural gas output	Billion cubic feet	2,892.8	2,661.6	8.7
of which: domestic	Billion cubic feet	2,688.0	2,449.5	9.7
overseas	Billion cubic feet	204.8	212.1	(3.4)
Oil and natural gas equivalent output	Million barrels	1,165.0	1,107.0	5.2
of which: domestic	Million barrels	1,005.0	957.5	5.0
overseas	Million barrels	160.0	149.5	7.0
Processed crude oil	Million barrels	905.9	868.9	4.3
Gasoline, kerosene and diesel output	Thousand tons	86,583	81,516	6.2
of which: Gasoline	Thousand tons	37,084	33,260	11.5
Kerosene	Thousand tons	9,378	8,300	13.0
Diesel	Thousand tons	40,121	39,956	0.4
Gasoline, kerosene and diesel sales	Thousand tons	138,680	137,575	0.8
of which: Gasoline	Thousand tons	56,850	55,489	2.5
Kerosene	Thousand tons	15,020	15,184	(1.1)
Diesel	Thousand tons	66,810	66,902	(0.1)
Output of key chemical products
Ethylene	Thousand tons	4,290	4,008	7.0
Synthetic resin	Thousand tons	7,018	6,650	5.5
Synthetic fibre raw materials and polymer	Thousand tons	983	1,032	(4.7)
Synthetic rubber	Thousand tons	669	630	6.2
Urea	Thousand tons	919	802	14.6

Notes:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

3.	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

✓ Applicable    ☐ Inapplicable

Unit: RMB Million

Items	September 30, 2019	December 31, 2018	Changes (%)	Key explanation of the changes
Cash at bank and on hand	147,692	95,489	54.7	Mainly due to the change of fund position of the Group
Accounts receivable	77,689	59,522	30.5	Mainly due to the increase in the sales volume of crude oil, refined oil, natural gas, etc.
Receivables financing	9,558	16,308	(41.4)	Mainly due to the increase in endorsement, transfer and discount of bank acceptance bills for the current period
Advances to suppliers	27,463	17,554	56.4	Mainly due to the increase in prepayments such as those for goods and materials
Other receivables	27,051	17,415	55.3	Mainly due to the increase in VAT refunds and other items
Right-of-use assets	181,628	—	—	In accordance with the Accounting Standards for Enterprises No.21 – Lease (the “new lease standard”) effective from January 1, 2019, the comparative financial statements no longer need adjustment in respect of the recognition of the right-of-use assets (please refer to 3.6 Other significant events)
Long-term prepaid expenses	9,985	28,529	(65.0)	Manly due to inclusion of the prepaid rents originally included in long-term prepaid expenses into right—of—use assets according to the new lease standard
Short-term borrowings	99,080	69,780	42.0	Mainly due to the increase in borrowings for production and operation
Employee compensation payable	16,744	10,189	64.3	Mainly due to the increase in the outstanding amount of remuneration payable as compared with that at the end of last year
Taxes payable	50,308	83,288	(39.6)	Mainly due to the decrease in the outstanding amount of taxes payable as compared with that at the end of last year
Other payables	80,644	33,922	137.7	Mainly due to the increase in other payables recognized based on volume of business
Debentures payable	136,518	91,817	48.7	Mainly due to the issuance of new corporate debentures during the current period
Lease liabilities	157,123	—	—	In accordance with the new lease standard effective from January 1, 2019, the comparative financial statements no longer need adjustment in respect of the recognition of the lease liabilities (please refer to 3.6 Other significant events)

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2019	2018
Interest expenses	22,647	16,971	33.4	Mainly due to the generation of interest expense for recognition of lease liabilities according to the new lease standard
Investment income	7,123	5,398	32.0	Mainly due to the increase in investment income from associated companies and joint ventures that should be recognised
Credit losses	732	11	6,554.5	Mainly due to the increase in reversal of provision for bad debt of account receivable
Asset impairment losses	(777)	(162)	379.6	Mainly due to the increase in provision for inventory depreciation
Gains from asset disposals	203	109	86.2	Mainly due to the increase in disposal of low and no efficiency assets
Non-operating income	2,434	1,486	63.8	Mainly due to the increase in payables that cannot be paid and governmental subsidy for demolition
Non-operating expenses	(8,051)	(14,629)	(45.0)	Mainly due to the decrease in the loss of disposal of oil and gas assets and fixed assets
Net cash flows used for investing activities	(207,391)	(153,776)	34.9	Mainly due to the increase in capital expenditures in cash
Net cash flows used for financing activities	(9,151)	(76,747)	(88.1)	Mainly due to the increase in new borrowings

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐ Applicable    ✓ Inapplicable

3.3	Status of fulfilment of undertakings given by the Company and shareholders with a shareholding of 5% or more

✓ Applicable    ☐ Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfilment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2019 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐ Applicable    ✓ Inapplicable

3.5	Securities Investment

☐ Applicable    ✓ Inapplicable

3.6	Other Significant Events

✓ Applicable    ☐ Inapplicable

3.6.1	Changes in CAS and the effects

(a)    New leases standard

The Ministry of Finance (MOF) released the new leases standard in 2018. The new leases standard revises the provisions of Accounting Standards for Business Enterprises No. 21 – Leases (“the Old Lease Standard”) issued by MOF in 2006. The Group has applied the new leases standard since January 1, 2019, and adjusted the relevant contents of accounting policies.

The New Lease Standard improved the definition of the lease, under which the Group assesses whether a contract is or contains a lease based on the new definition of a lease. For contracts entered into before the date of initial application of the New Lease Standard, the Group has elected not to reassess whether the existing contracts are or contain leases at the date of initial application of the New Lease Standard.

Under the Old Lease Standard, the Group, as a lessee, previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group.

The Group has elected to recognise the cumulative effect of initial application of the New Lease Standard as an adjustment to the opening balance of retained earnings and the amount of other relevant items in the financial statements at the year of initial application of the New Lease Standard, with no adjustments to the information of the comparative period.

For the operating leases existing before the date of initial application of the New Lease Standard, the lease liability is measured at the present value of the remaining lease payments at the date of initial application of the New Lease Standard, discounted at the Group’s incremental borrowing rate at the date of initial application of the New Lease Standard, and the right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

For details of the changes to the above standard and the effects, refer to “4(31) Changes to key accounting policies” in the Group’s 2019 interim reports prepared under CAS.

(b) Presentation of financial statements

The MOF released the Notice of the MOF on the Revised Format of 2019 Financial Statements for General Enterprises (Cai Kuai [2019] No. 6) in April 2019, and the Notice of the MOF on the Revised Format of Consolidated Financial Statements (Cai Kuai [2019] No.16) in September, 2019.

The Group has prepared financial statements for the nine months ended September 30, 2019 in accordance with CaiKuai [2019] No.6 and Cai Kuai [2019] No.16. The Group has applied the new presentation requirements retrospectively.

According to the above requirements, notes receivable and accounts receivable are included in receivables financing and accounts receivable, respectively, while notes payable and accounts payable are included in notes payable and accounts payable, respectively.

For details of the changes to the above standard and the effects, refer to “4(31) Changes to key accounting policies” in the Group’s 2019 interim reports prepared under CAS.

(c) ASBE 7 (2019)

The MOF released Accounting Standards for Business Enterprises No. 7 – Exchange of Non-monetary Assets (Revised) (“ASBE 7 (2019)”) in May 2019. The ASBE 7 (2019) elaborates the scope of application with respect to the standards on exchange of non-monetary assets, standardises the timing of recognition of assets exchanged in and the timing of derecognition of assets exchanged out and stipulates the accounting treatment in case of inconsistencies between the two timing , revises the measurement basis for the occurrence of simultaneously exchanging in or exchanging out a number of assets in the exchange of non-monetary assets based on the measurement of the fair value, and adds the additional disclosure requirements regarding whether the exchange of non-monetary assets has commercial substance and its reasons.

The ASBE 7 (2019) has been applied on June 10, 2019, adjustment shall be made to the exchange of non-monetary assets generated from January 1, 2019 to the date of the Standard application based on the standard and retrospective adjustment is not required for the exchange of non-monetary assets generated before January 1, 2019. The adoption of the standard did not have any material impact on the financial position and financial performance of the Group.

(d) ASBE 12 (2019)

The MOF released Accounting Standards for Business Enterprises No. 12 – Debt Restructuring (Revised) (“ASBE 12 (2019)”) in May 2019. The ASBE 12 (2019) revised the definition of debt restructuring, defines the scope of application of the standard and stipulates the rules applicable to the related standards for financial instruments in relation to the recognition, measurement and presentation of the financial instruments in terms of debt restructuring.

The ASBE 12 (2019) has been applied on June 17, 2019, adjustments shall be made to the debt restructuring incurred from January 1, 2019 to the date of the standard application based on the standard and retrospective adjustment is not required for the debt restructuring generated before January 1, 2019. The adoption of the Standard did not have any material impact on the financial position and financial performance of the Group.

3.6.2	Changes in IFRS and the effects

The Group has initially adopted IFRS 16 from January 1, 2019.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognised right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated.

The Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low-value assets and short-term lease. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

For details of the changes to the above standard and the effects, refer to “4. Changes to key accounting policies” in the Group’s 2019 interim reports prepared under IFRS.

3.6.3	Official publication of the Resource Tax Law

On August 26, 2019, the Resource Tax Law of the People’s Republic of China (the “Resource Tax Law”) was reviewed and adopted at the 12th Session of the Standing Committee of the Thirteenth National People’s Congress, and shall come into force on September 1, 2020. The Resource Tax Law will maintain the resource tax reduction and exemption policies on oil and gas resources, namely the crude oil and natural gas used for heating in the process of exploiting crude oil and transporting crude oil within the scope of oil fields shall be exempted from resource tax; and the oil and natural gas exploited from low-abundance oil and gas fields, high-sulfur natural gas, tertiary oil recovery and the crude oil and natural gas exploited from deepwater oil and gas fields, heavy oil and high pour-point oil shall enjoy a reduction of resource tax.

This matter does not affect the continuity of the Group’s business operation and the stability of the Group’s management, and is helpful to the sustainable and healthy development of the exploration and production business of the Group and the continuous improvement of its operating results.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

October 30, 2019

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Wei as Vice Chairman and non-executive director; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

Appendix

A. Financial statements for the third quarter of 2019 prepared in accordance with CAS

1.	Consolidated Balance Sheet

	September 30, 2019	December 31, 2018
ASSETS	RMB million	RMB million
Current assets
Cash at bank and on hand	147,692	95,489
Accounts receivable	77,689	59,522
Receivables financing	9,558	16,308
Advances to suppliers	27,463	17,554
Other receivables	27,051	17,415
Inventories	167,973	177,577
Other current assets	63,364	54,376

Total current assets	520,790	438,241

Non-current assets
Long-term equity investments	97,904	89,432
Investments in other equity instruments	867	760
Fixed assets	674,006	689,306
Construction in progress	255,752	219,623
Oil and gas properties	777,512	800,475
Right-of-use assets	181,628	—
Intangible assets	79,102	77,272
Goodwill	43,013	42,273
Long-term prepaid expenses	9,985	28,529
Deferred tax assets	26,125	23,498
Other non-current assets	34,529	31,760

Total non-current assets	2,180,423	2,002,928

TOTAL ASSETS	2,701,213	2,441,169

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

1. Consolidated Balance Sheet (Continued)

	September 30, 2019	December 31, 2018
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million
Current liabilities
Short-term borrowings	99,080	69,780
Notes payable	8,430	8,127
Accounts payable	221,447	246,671
Contract liabilities	84,110	68,144
Employee compensation payable	16,744	10,189
Taxes payable	50,308	83,288
Other payables	80,644	33,922
Current portion of non-current liabilities	78,090	75,370
Other current liabilities	9,649	939

Total current liabilities	648,502	596,430

Non-current liabilities
Long-term borrowings	157,107	177,605
Debentures payable	136,518	91,817
Lease liabilities	157,123	—
Provisions	138,560	132,780
Deferred tax liabilities	17,570	17,022
Other non-current liabilities	12,932	16,339

Total non-current liabilities	619,810	435,563

Total liabilities	1,268,312	1,031,993

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,300	129,199
Other comprehensive income	(28,324)	(32,397)
Special reserve	16,529	13,831
Surplus reserves	194,245	194,245
Undistributed profits	732,767	726,168

Equity attributable to equity shareholders of the Company	1,225,538	1,214,067
Non-controlling interests	207,363	195,109

Total shareholders’ equity	1,432,901	1,409,176

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,701,213	2,441,169

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

2. Company Balance Sheet

	September 30, 2019	December 31, 2018
ASSETS	RMB million	RMB million
Current assets
Cash at bank and on hand	32,303	15,309
Accounts receivable	11,079	10,174
Receivables financing	3,660	8,160
Advances to suppliers	13,897	6,267
Other receivables	19,961	14,316
Inventories	108,030	114,952
Other current assets	46,325	46,082

Total current assets	235,255	215,260

Non-current assets
Long-term equity investments	395,574	388,818
Investments in other equity instruments	422	390
Fixed assets	335,161	337,629
Construction in progress	165,755	151,366
Oil and gas properties	549,028	557,121
Right-of-use assets	105,381	—
Intangible assets	60,310	58,890
Long-term prepaid expenses	10,101	22,761
Deferred tax assets	19,023	17,910
Other non-current assets	11,339	7,884

Total non-current assets	1,652,094	1,542,769

TOTAL ASSETS	1,887,349	1,758,029

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

2. Company Balance Sheet (Continued)

	September 30, 2019	December 31, 2018
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million
Current liabilities
Short-term borrowings	57,734	61,873
Notes payable	7,290	6,428
Accounts payable	90,586	115,045
Contract liabilities	55,904	47,184
Employee compensation payable	13,683	7,906
Taxes payable	31,803	58,734
Other payables	99,889	43,862
Current portion of non-current liabilities	18,031	63,028
Other current liabilities	5,821	217

Total current liabilities	380,741	404,277

Non-current liabilities
Long-term borrowings	94,467	72,166
Debentures payable	133,000	85,000
Lease liabilities	86,060	—
Provisions	95,989	92,017
Other non-current liabilities	6,998	8,489

Total non-current liabilities	416,514	257,672

Total liabilities	797,255	661,949

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,846	127,859
Other comprehensive income	1,013	505
Special reserve	9,281	7,373
Surplus reserves	183,153	183,153
Undistributed profits	585,780	594,169

Total shareholders’ equity	1,090,094	1,096,080

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,887,349	1,758,029

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

3-1. Consolidated Income Statement

	Three months ended September 30
	2019	2018
Items	RMB million	RMB million
Operating income	618,143	607,080
Less: Cost of sales	(501,163)	(460,077)
Taxes and surcharges	(57,508)	(57,470)
Selling expenses	(18,186)	(16,969)
General and administrative expenses	(15,440)	(17,865)
Research and development expenses	(2,854)	(2,947)
Finance expenses	(6,007)	(4,590)
Including: Interest expenses	7,450	5,670
Interest income	928	1,041
Add: Other income	3,782	2,288
Investment income	1,890	1,459
Including: Income from investment in associates and joint ventures	1,950	1,320
Credit losses	507	6
Asset impairment losses	7	(148)
Gains from asset disposals	116	14

Operating profit	23,287	50,781

Add: Non-operating income	910	607
Less: Non-operating expenses	(3,208)	(9,583)

Profit before income tax	20,989	41,805

Less: Income tax expenses	(6,587)	(15,162)

Net profit	14,402	26,643

Classified by continuity of operations:
Net profit from continuous operation	14,402	26,643
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	8,862	21,219
Non-controlling interests	5,540	5,424
Earnings per share
Basic earnings per share (RMB Yuan)	0.048	0.116
Diluted earnings per share (RMB Yuan)	0.048	0.116

Other comprehensive income	5,134	5,517

Other comprehensive income attributable to equity shareholders of the Company, net of tax	3,321	3,733

(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(85)	(11)
(2) Items that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	100	489
Translation differences arising from translation of foreign currency financial statements	3,306	3,255
Other comprehensive income (net of tax) attributable to non-controlling interests	1,813	1,784

Total comprehensive income	19,536	32,160

Attributable to：
Equity holders of the Company	12,183	24,952
Non-controlling interests	7,353	7,208

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

3-2. Consolidated Income Statement

	Nine months ended September 30
	2019	2018
Items	RMB million	RMB million
Operating income	1,814,402	1,726,717
Less: Cost of sales	(1,446,106)	(1,338,176)
Taxes and surcharges	(169,927)	(162,762)
Selling expenses	(51,087)	(48,027)
General and administrative expenses	(44,045)	(49,666)
Research and development expenses	(10,541)	(9,031)
Finance expenses	(20,035)	(14,506)
Including: Interest expenses	22,647	16,971
Interest income	2,821	2,479
Add: Other income	8,437	6,724
Investment income	7,123	5,398
Including: Income from investment in associates and joint ventures	6,657	5,144
Credit losses	732	11
Asset impairment losses	(777)	(162)
Gains from asset disposals	203	109

Operating profit	88,379	116,629

Add: Non-operating income	2,434	1,486
Less: Non-operating expenses	(8,051)	(14,629)

Profit before income tax	82,762	103,486

Less: Income tax expenses	(29,225)	(38,228)

Net profit	53,537	65,258

Classified by continuity of operations:
Net profit from continuous operation	53,537	65,258
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	37,282	48,658
Non-controlling interests	16,255	16,600
Earnings per share
Basic earnings per share (RMB Yuan)	0.204	0.266
Diluted earnings per share (RMB Yuan)	0.204	0.266

Other comprehensive income	8,141	3,232
Other comprehensive income attributable to equity shareholders of the Company, net of tax	4,073	555
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	53	(111)
(2) Items that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	437	485
Translation differences arising from translation of foreign currency financial statements	3,583	181
Other comprehensive income (net of tax) attributable to non-controlling interests	4,068	2,677

Total comprehensive income	61,678	68,490

Attributable to:
Equity holders of the Company	41,355	49,213
Non-controlling interests	20,323	19,277

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

4-1. Income Statement

	Three months ended September 30
	2019	2018
Items	RMB million	RMB million
Operating income	331,796	342,092
Less: Cost of sales	(263,385)	(245,079)
Taxes and surcharges	(44,109)	(44,338)
Selling expenses	(12,638)	(11,962)
General and administrative expenses	(10,411)	(12,478)
Research and development expenses	(1,820)	(2,142)
Finance expenses	(4,875)	(3,934)
Including: Interest expenses	5,182	4,322
Interest income	332	422
Add: Other income	3,380	1,863
Investment income	1,527	3,935
Including: Income from investment in associates and joint ventures	1,037	663
Credit losses	499	5
Asset impairment losses	(1)	(135)
Gains from asset disposals	132	17

Operating profit	95	27,844

Add: Non-operating income	552	495
Less: Non-operating expenses	(1,617)	(5,196)

(Loss) / Profit before income tax	(970)	23,143

Less: Income tax expenses	555	(8,055)

Net (loss) / profit	(415)	15,088

Classified by continuity of operations:
Net (loss) / profit from continuous operation	(415)	15,088
Net profit from discontinued operation	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	(0.002)	0.082
Diluted earnings per share (RMB Yuan)	(0.002)	0.082

Other comprehensive income	187	261
Other comprehensive income attributable to equity shareholders of the Company, net of tax	187	261
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(28)	(1)
(2) Item that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	215	262

Total comprehensive income	(228)	15,349

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

4-2. Income Statement

	Nine months ended September 30
	2019	2018
Items	RMB million	RMB million
Operating income	1,000,923	991,938
Less: Cost of sales	(777,698)	(732,186)
Taxes and surcharges	(130,370)	(127,145)
Selling expenses	(35,173)	(33,457)
General and administrative expenses	(29,395)	(33,135)
Research and development expenses	(8,722)	(7,515)
Finance expenses	(14,995)	(12,206)
Including: Interest expenses	15,518	12,923
Interest income	797	913
Add: Other income	7,282	4,914
Investment income	20,028	28,139
Including: Income from investment in associates and joint ventures	3,247	3,069
Credit losses	764	12
Asset impairment losses	17	(176)
Gains from asset disposals	207	126

Operating profit	32,868	79,309

Add: Non-operating income	1,817	1,150
Less: Non-operating expenses	(5,989)	(8,885)

Profit before income tax	28,696	71,574

Less: Income tax expenses	(6,362)	(22,675)

Net profit	22,334	48,899

Classified by continuity of operations:
Net profit from continuous operation	22,334	48,899
Net profit from discontinued operation	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.122	0.267
Diluted earnings per share (RMB Yuan)	0.122	0.267

Other comprehensive income	508	229

Other comprehensive income attributable to equity shareholders of the Company, net of tax	508	229

(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	27	(30)
(2) Item that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	481	259

Total comprehensive income	22,842	49,128

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

5. Consolidated Cash Flow Statement

	Nine months ended September 30
	2019	2018
Items	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	2,057,566	2,007,575
Refund of taxes	2,569	4,595
Cash received relating to other operating activities	3,732	2,791

Sub-total of cash inflows	2,063,867	2,014,961

Cash paid for goods and services	(1,408,400)	(1,355,856)
Cash paid to and on behalf of employees	(94,856)	(84,131)
Payments of various taxes	(289,834)	(253,729)
Cash paid relating to other operating activities	(31,381)	(62,191)

Sub-total of cash outflows	(1,824,471)	(1,755,907)

Net cash flows from operating activities	239,396	259,054

Cash flows from investing activities
Cash received from disposal of investments	1,950	10,914
Cash received from returns on investments	5,095	4,580
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	499	339

Sub-total of cash inflows	7,544	15,833

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(187,119)	(156,076)
Cash paid to acquire investments	(27,816)	(13,533)

Sub-total of cash outflows	(214,935)	(169,609)

Net cash flows used for investing activities	(207,391)	(153,776)

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

5. Consolidated Cash Flow Statement (Continued)

	Nine months ended September 30
	2019	2018
Items	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	500	877
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	500	877
Cash received from borrowings	656,378	584,649
Cash received relating to other financing activities	—	58

Sub-total of cash inflows	656,878	585,584

Cash repayments of borrowings	(611,154)	(625,335)
Cash payments for interest expenses and distribution of dividends or profits	(42,264)	(36,910)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(11,533)	(6,872)
Capital reduction of subsidiaries	(48)	(86)
Cash payments relating to other financing activities	(12,563)	—

Sub-total of cash outflows	(666,029)	(662,331)

Net cash flows used for financing activities	(9,151)	(76,747)

Effect of foreign exchange rate changes on cash and cash equivalents	2,761	3,202
Net increase in cash and cash equivalents	25,615	31,733
Add: Cash and cash equivalents at beginning of the period	85,954	123,700

Cash and cash equivalents at end of the period	111,569	155,433

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

6. Company Cash Flow Statement

	Nine months ended September 30
	2019	2018
Items	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,157,653	1,155,062
Refund of taxes	1,819	3,282
Cash received relating to other operating activities	31,937	27,271

Sub-total of cash inflows	1,191,409	1,185,615

Cash paid for goods and services	(746,967)	(726,504)
Cash paid to and on behalf of employees	(69,139)	(58,759)
Payments of various taxes	(201,505)	(208,555)
Cash paid relating to other operating activities	(20,038)	(19,769)

Sub-total of cash outflows	(1,037,649)	(1,013,587)

Net cash flows from operating activities	153,760	172,028

Cash flows from investing activities
Cash received from disposal of investments	7,902	30,256
Cash received from returns on investments	20,480	26,480
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	490	292

Sub-total of cash inflows	28,872	57,028

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(135,117)	(108,863)
Cash paid to acquire investments	(14,659)	(29,551)

Sub-total of cash outflows	(149,776)	(138,414)

Net cash flows used for investing activities	(120,904)	(81,386)

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

6. Company Cash Flow Statement (Continued)

	Nine months ended September 30
	2019	2018
Items	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	288,587	145,769
Cash received relating to other financing activities	—	13

Sub-total of cash inflows	288,587	145,782

Cash repayments of borrowings	(271,606)	(175,581)
Cash payments for interest expenses and distribution of dividends or profits	(26,023)	(24,061)
Cash payments relating to other financing activities	(6,620)	—

Sub-total of cash outflows	(304,249)	(199,642)

Net cash flows used for financing activities	(15,662)	(53,860)

Net increase in cash and cash equivalents	17,194	36,782
Add: Cash and cash equivalents at beginning of the period	13,109	44,432

Cash and cash equivalents at end of the period	30,303	81,214

/s/ Wang Yilin Chairman	/s/ Hou Qijun Director and President	/s/ Chai Shouping Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

B. Financial statements for the third quarter of 2019 prepared in accordance with IFRS

1-1     Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2019	2018
	RMB million	RMB million
REVENUE	618,143	607,080
OPERATING EXPENSES
Purchases, services and other	(424,124)	(387,485)
Employee compensation costs	(34,987)	(34,223)
Exploration expenses, including exploratory dry holes	(4,425)	(5,258)
Depreciation, depletion and amortisation	(56,374)	(52,145)
Selling, general and administrative expenses	(17,071)	(18,874)
Taxes other than income taxes	(57,923)	(57,847)
Other income/(expense) net	1,481	(6,469)

TOTAL OPERATING EXPENSES	(593,423)	(562,301)

PROFIT FROM OPERATIONS	24,720	44,779

FINANCE COSTS
Exchange gain	3,285	5,055
Exchange loss	(2,513)	(4,720)
Interest income	928	1,041
Interest expense	(7,450)	(5,670)

TOTAL NET FINANCE COSTS	(5,750)	(4,294)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	1,950	1,320

PROFIT BEFORE INCOME TAX EXPENSE	20,920	41,805
INCOME TAX EXPENSE	(6,583)	(15,161)

PROFIT FOR THE PERIOD	14,337	26,644

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income	(125)	(12)
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences	5,223	5,040
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	100	489

OTHER COMPREHENSIVE INCOME , NET OF TAX	5,198	5,517

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	19,535	32,161

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	8,830	21,220
Non-controlling interests	5,507	5,424

	14,337	26,644

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	12,181	24,953
Non-controlling interests	7,354	7,208

	19,535	32,161

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.048	0.116

1-2     Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2019	2018
	RMB million	RMB million
REVENUE	1,814,402	1,726,717

OPERATING EXPENSES
Purchases, services and other	(1,220,227)	(1,113,547)
Employee compensation costs	(100,015)	(92,666)
Exploration expenses, including exploratory dry holes	(16,692)	(16,017)
Depreciation, depletion and amortisation	(164,981)	(166,724)
Selling, general and administrative expenses	(49,766)	(55,945)
Taxes other than income taxes	(171,011)	(163,750)
Other income/(expense) net	3,673	(5,915)

TOTAL OPERATING EXPENSES	(1,719,019)	(1,614,564)

PROFIT FROM OPERATIONS	95,383	112,153

FINANCE COSTS
Exchange gain	8,192	13,455
Exchange loss	(7,710)	(12,771)
Interest income	2,821	2,479
Interest expense	(22,647)	(16,971)

TOTAL NET FINANCE COSTS	(19,344)	(13,808)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	6,657	5,144

PROFIT BEFORE INCOME TAX EXPENSE	82,696	103,489
INCOME TAX EXPENSE	(29,221)	(38,228)

PROFIT FOR THE PERIOD	53,475	65,261

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income	70	(134)
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences	7,698	2,881
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	437	485

OTHER COMPREHENSIVE INCOME, NET OF TAX	8,205	3,232

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	61,680	68,493

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	37,253	48,661
Non-controlling interests	16,222	16,600

	53,475	65,261

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	41,356	49,216
Non-controlling interests	20,324	19,277

	61,680	68,493

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.204	0.266

2. Consolidated Statement of Financial Position

	September 30, 2019	December 31, 2018
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,707,270	1,709,388
Investments in associates and joint ventures	97,813	89,362
Equity investment measured at fair value through other comprehensive income	846	738
Advance operating lease payments	—	78,240
Right-of-use assets	242,942	—
Intangible and other non-current assets	103,852	98,309
Deferred tax assets	26,125	23,498
Time deposits with maturities over one year	1,284	3,101

TOTAL NON-CURRENT ASSETS	2,180,132	2,002,636

CURRENT ASSETS
Inventories	167,973	177,577
Accounts receivable	77,689	59,522
Prepayment and other current assets	117,878	89,345
Notes receivable	9,558	16,308
Time deposits with maturities over three months but within one year	36,123	9,535
Cash and cash equivalents	111,569	85,954

TOTAL CURRENT ASSETS	520,790	438,241

CURRENT LIABILITIES
Accounts payable and accrued liabilities	336,914	299,848
Contract liabilities	84,110	68,144
Income taxes payable	14,508	5,728
Other taxes payable	35,800	77,560
Short-term borrowings	169,738	145,150
Lease liabilities	7,432	—

TOTAL CURRENT LIABILITIES	648,502	596,430

NET CURRENT LIABILITIES	(127,712)	(158,189)

TOTAL ASSETS LESS CURRENT LIABILITIES	2,052,420	1,844,447

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	737,733	731,163
Reserves	304,501	299,599

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,225,255	1,213,783
NON-CONTROLLING INTERESTS	207,362	195,108

TOTAL EQUITY	1,432,617	1,408,891

NON-CURRENT LIABILITIES
Long-term borrowings	293,625	269,422
Asset retirement obligations	138,560	132,780
Lease liabilities	157,123	—
Deferred tax liabilities	17,563	17,015
Other long-term obligations	12,932	16,339

TOTAL NON-CURRENT LIABILITIES	619,803	435,556

TOTAL EQUITY AND NON-CURRENT LIABILITIES	2,052,420	1,844,447

3. Consolidated Statement of Cash Flows

	Nine months ended September 30
	2019	2018
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	53,475	65,261
Adjustments for:
Income tax expense	29,221	38,228
Depreciation, depletion and amortisation	164,981	166,724
Capitalised exploratory costs charged to expense	6,107	8,167
Safety fund reserve	2,846	2,870
Share of profit of associates and joint ventures	(6,657)	(5,144)
Reversal of provision for impairment of receivables, net	(732)	(12)
Write down in inventories, net	777	115
Loss on disposal of property, plant and equipment	3,137	7,146
Gain on disposal of other non-current assets	(422)	(141)
Dividend income	(46)	(640)
Interest income	(2,821)	(2,479)
Interest expense	22,647	16,971
Changes in working capital:
Accounts receivable, prepayments and other current assets	(37,455)	(54,628)
Inventories	8,782	(34,409)
Accounts payable and accrued liabilities	9,521	73,551
Contract liabilities	15,966	11,878

CASH FLOWS GENERATED FROM OPERATIONS	269,327	293,458
Income taxes paid	(29,931)	(34,404)

NET CASH FLOWS FROM OPERATING ACTIVITIES	239,396	259,054

3. Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2019	2018
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(174,364)	(148,119)
Acquisition of investments in associates and joint ventures	(1,201)	(630)
Prepayments on long-term operating leases	(3,330)	(3,116)
Acquisition of intangible assets and other non-current assets	(9,425)	(4,841)
Proceeds from disposal of property, plant and equipment	472	256
Acquisition of subsidiaries	(57)	—
Proceeds from disposal of other non-current assets	190	137
Interest received	2,277	1,999
Dividends received	2,818	2,581
Increase in time deposits with maturities over three months	(24,771)	(2,043)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(207,391)	(153,776)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(463,182)	(484,332)
Repayments of long-term borrowings	(147,972)	(141,003)
Lease liabilities paid	(11,565)	—
Interest paid	(13,130)	(14,863)
Dividends paid to non-controlling interests	(11,533)	(6,872)
Dividends paid to owners of the Company	(17,601)	(15,175)
Purchase of non-controlling interests	(998)	—
Increase in short-term borrowings	491,381	480,786
Increase in long-term borrowings	164,997	103,863
Capital contribution from non-controlling interests	500	877
Capital reduction of subsidiaries	(48)	(86)
Increase in other long-term obligations	—	58

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(9,151)	(76,747)

TRANSLATION OF FOREIGN CURRENCY	2,761	3,202

Increase in cash and cash equivalents	25,615	31,733
Cash and cash equivalents at beginning of the period	85,954	123,700

Cash and cash equivalents at end of the period	111,569	155,433

4. Segment Information

	Nine months ended September 30
	2019	2018
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	399,429	388,257
Revenue from external customers	90,047	84,869

	489,476	473,126

Refining and Chemicals
Intersegment sales	527,464	517,924
Revenue from external customers	139,564	147,597

	667,028	665,521

Marketing
Intersegment sales	234,349	196,830
Revenue from external customers	1,338,357	1,268,196

	1,572,706	1,465,026

Natural Gas and Pipeline
Intersegment sales	31,957	24,634
Revenue from external customers	245,254	225,396

	277,211	250,030

Head Office and Other
Intersegment sales	200	134
Revenue from external customers	1,180	659

	1,380	793
Total revenue from external customers	1,814,402	1,726,717

Profit/(loss) from operations
Exploration and Production	76,935	57,884
Refining and Chemicals	7,133	38,906
Marketing	422	6,424
Natural Gas and Pipeline	21,950	19,719
Head Office and Other	(11,057)	(10,780)

	95,383	112,153